United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

March 13, 2025

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

13 March 2025

RETIREMENT OF DIRECTOR OF COCA-COLA EUROPACIFIC PARTNERS PLC

Coca-Cola Europacific Partners plc (CCEP) today announces that Dagmar Kollmann will retire as Non-executive Director at the conclusion of the Annual General Meeting due to be held on 22 May 2025.

Dagmar was appointed as a Non-executive Director of CCEP in May 2019. She is Chairman of the Affiliated Transaction Committee and member of the Audit Committee. Her extensive executive and non-executive experience in commercial, investor relations, financial, risk oversight and corporate governance, together with her expertise in international listed groups, have been particularly helpful to the Board during her tenure. Her deep experience has been instrumental in relation to the acquisition of the Philippines business. The Board would also like to recognise Dagmar’s dedication to CCEP and the role that she has played in shaping the success of CCEP to date.

Sol Daurella, Chairman said, “On behalf of the Board, I would like to thank Dagmar for the invaluable contribution she has made to our business. We wish her the very best for the future.”

The Nomination Committee is continuing to review the composition of the Board Committees in light of Dagmar's retirement from the Board.

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world's leading consumer goods companies. We make, move and sell some of the world's most loved brands - serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ (and a constituent of the Nasdaq 100), London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: March 13, 2025	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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